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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 ______________

                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________


                           NOBLE DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                               73-0374541
        (State of incorporation)         (I.R.S. employer identification number)


    10370 Richmond Avenue, Suite 400
             Houston, Texas                               77042
(Address of principal executive offices)                (Zip Code)


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

              Title of each class                         Name of each exchange on which
              to be so registered                         each class is to be registered
              -------------------                         ------------------------------
            Common Stock, par value                          New York Stock Exchange
                 $.10 per share

          $1.50 Convertible Preferred                        New York Stock Exchange
                Stock, par value
                $1.00 per share

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

         Noble Drilling Corporation (the "Company") has 215,000,000 authorized shares of stock, consisting of (i) 200,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock"), and (ii) 15,000,000 shares of preferred stock having a par value of $1.00 per share. As of February 21, 1996, there were 94,452,634 shares of Common Stock outstanding. Two series of preferred stock are currently designated: (i) $1.50 Convertible Preferred Stock ("$1.50 Convertible Preferred Stock") and (ii) Series A Junior Participating Preferred Stock ("Series A Preferred Stock"). As of February 21, 1996, there were issued and outstanding 4,025,000 shares of $1.50 Convertible Preferred Stock and zero shares of Series A Preferred Stock. In addition, as of February 21, 1996, the Company had reserved for issuance (i) 2,616,171 shares of Common Stock under the Company's employee stock option plans, (ii) 46,500 shares of Common Stock under the Company's non-employee director stock option plan, (iii) 160,000 shares of Common Stock under certain non-employee director stock option agreements, and (iv) 9,839,515 shares of Common Stock upon conversion of the outstanding $1.50 Convertible Preferred Stock. In addition, the Company has reserved for issuance shares of Common Stock for contingent obligations relating to the acquisition of Triton Engineering Services Company and for matching fund obligations under the Noble Drilling Thrift Plan.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share on each matter to be voted upon by the stockholders of the Company. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of the Company out of funds legally available for such purpose, subject to any preferential cumulative dividend rights of any preferred stock of the Company, including the $1.50 Convertible Preferred Stock, outstanding at the time. Holders of Common Stock have no conversion, redemption, cumulative voting or preemptive rights. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which the holders of the $1.50 Convertible Preferred Stock, or any other series or class of the Company's stock hereafter issued that ranks senior as to liquidation rights to the Common Stock are entitled, the holders of Common Stock will be entitled to share ratably in any remaining assets of the Company.

         All outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon conversion of the $1.50 Convertible Preferred Stock will be, when issued, duly and validly issued, fully paid and nonassessable.

         The Common Stock is currently quoted in the Nasdaq National Market under the symbol "NDCO." However, the Company has applied for listing of its Common Stock on the New York Stock Exchange.

         The transfer agent and registrar for the Common Stock is Liberty Bank and Trust Company of Oklahoma City, N.A.





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
$1.50 CONVERTIBLE PREFERRED STOCK

         The Board of Directors of the Company is authorized by the Certificate of Incorporation to issue preferred stock in one or more series and to fix for each such series such designation, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions thereof, as are stated and adopted by resolution of the Board without further stockholder approval. No shares of preferred stock other than the $1.50 Convertible Preferred Stock are currently issued or outstanding.

         The holders of the $1.50 Convertible Preferred Stock have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The $1.50 Convertible Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire the $1.50 Convertible Preferred Stock.

         The $1.50 Convertible Preferred Stock is traded through the Nasdaq National Market under the symbol "NDCOO." However, application has been made to list the $1.50 Convertible Preferred Stock on the New York Stock Exchange. The transfer agent, conversion agent and registrar for the $1.50 Convertible Preferred Stock is Liberty Bank and Trust Company of Oklahoma City, N.A.

         Ranking. The $1.50 Convertible Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding up of the Company.

         Dividends. Holders of the $1.50 Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds at the time legally available therefor, annual cash dividends at the rate of $1.50 per share, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Dividends on the $1.50 Convertible Preferred Stock are cumulative and are payable to holders of record as they appear on the stock books of the Company on such record dates, which shall be not more than 60 days nor less than 10 days preceding the payment dates, as shall be fixed by the Company's Board of Directors, provided that holders of shares of $1.50 Convertible Preferred Stock called for redemption on a redemption date falling between a dividend payment record date and the dividend payment shall, in lieu of receiving such dividend on the dividend payment date fixed therefor, receive such dividend payment together with all other accrued and unpaid dividends on the date fixed for redemption (unless such holders convert such shares in accordance with the Certificate of Designations). Dividends payable per share of $1.50 Convertible Preferred Stock for each quarterly dividend period are computed by dividing the annual dividend amount by four. The amount of dividends payable for any period shorter or longer than a full quarterly dividend period are computed on the basis of a 360-day year of twelve 30-day months. Holders of the $1.50 Convertible Preferred Stock are not entitled to any dividends, whether payable in cash, property or securities, in excess of the full cumulative dividends, as described above. No interest, or sum of money in lieu of interest, is payable in respect of any accrued and unpaid dividends.

         If dividends are not paid in full, or declared in full and sums set apart for the payment thereof, upon the $1.50 Convertible Preferred Stock and upon any other capital stock ranking on a parity as to dividends with the $1.50 Convertible Preferred Stock, all dividends declared upon shares of $1.50 Convertible Preferred Stock and such other parity stock will be declared and paid





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
pro rata so that in all cases the amount of dividends declared per share on the $1.50 Convertible Preferred Stock and such other parity stock will bear to each other the same ratio that accrued and unpaid dividends per share on the shares of $1.50 Convertible Preferred Stock and such other parity stock bear to each other. Except as set forth above, unless full cumulative dividends on all outstanding shares of the $1.50 Convertible Preferred Stock have been paid or declared and sums set aside for the payment thereof, dividends (other than dividends paid in Common Stock or other stock ranking junior to the $1.50 Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up) may not be declared or paid or set apart for payment, and other distributions may not be made upon the Common Stock or on any other stock of the Company ranking junior to the $1.50 Convertible Preferred Stock as to dividends, or upon liquidation, dissolution or winding up, nor may any Common Stock or any other stock of the Company ranking junior to or on a parity with the $1.50 Convertible Preferred Stock as to dividends or upon liquidation, dissolution or winding up be redeemed, purchased or otherwise acquired for any consideration by the Company (except by conversion into or exchange for stock of the Company ranking junior to the $1.50 Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up).

         Under Delaware law, the Company may declare and pay dividends on its capital stock only out of surplus, as defined in the General Corporation Law of the State of Delaware ("DGCL") or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus under the DGCL is generally defined to mean the excess, at any given time, of the net assets of a corporation over the amount of the corporation's capital. No dividends or distributions may be declared, paid or made if the Company is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene the Certificate of Incorporation.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of $1.50 Convertible Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders the liquidation preference of $25.00 per share plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid to the payment date before any payment or distribution of assets is made to holders of Common Stock or of any other class of stock of the Company ranking junior to the $1.50 Convertible Preferred Stock upon liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the $1.50 Convertible Preferred Stock and any other capital stock ranking as to any such distribution on a parity with the $1.50 Convertible Preferred Stock are not paid in full, the holders of the $1.50 Convertible Preferred Stock and of such other parity stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of $1.50 Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale, lease, exchange or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company for these purposes.

         Conversion Rights. The holder of shares of the $1.50 Convertible Preferred Stock has the right, at the holder's option, to convert any or all such shares into Common Stock at any time at a rate (subject to adjustment in the case of certain dilutive events) of 2.4446 shares of Common





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
Stock for each share of $1.50 Convertible Preferred Stock (equivalent to a conversion price of $10.23 per share of Common Stock), except that, if shares of $1.50 Convertible Preferred Stock are called for redemption, the conversion right will terminate at the close of business on the date fixed for redemption. No fractional shares or securities representing fractional shares of Common Stock will be issued upon conversion; any fractional shares resulting from conversion will be paid in cash based upon the last reported sales price of the Common Stock at the close of business on the first trading day preceding the date of conversion.

         In case the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, sale of all or substantially all of its assets or recapitalization of the Common Stock), in each case as a result of which shares of Common Stock shall be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of $1.50 Convertible Preferred Stock remaining outstanding shall thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of Common Stock into which such share of $1.50 Convertible Preferred Stock was convertible immediately prior to such transaction.

         The conversion price is subject to adjustment upon certain events, including: (i) the issuance of Common Stock as a dividend or distribution with respect to the outstanding Common Stock, subdivisions, splits or combinations of Common Stock, or the issuance of any shares of capital stock by reclassification of the Common Stock; (ii) the issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock, in each case at less than the then current market price per share of Common Stock; and (iii) the payment of a dividend or making of a distribution to holders of Common Stock of shares of capital stock of the Company or its subsidiaries (other than Common Stock) or of evidences of its indebtedness, or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above, dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and regular periodic cash dividends payable out of surplus.

         No adjustment in the conversion price will be required to be made in any case until cumulative adjustments amount to one percent or more of the conversion price as last adjusted, but any such adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company reserves the right, to the extent permitted by law, to make such reductions in the conversion price in addition to those required in the foregoing provisions as it, in its sole discretion, shall determine to be advisable in order that certain stock-related distributions hereafter made by the Company to its stockholders shall not be taxable to such stockholders.

         Holders of shares of $1.50 Convertible Preferred Stock at the close of business on a dividend payment record date shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date (except that holders of shares called for redemption on a redemption date falling between such dividend payment record date and the dividend payment date shall, in lieu of receiving such dividend on the dividend payment date fixed therefor, receive such dividend payment together with all other accrued and unpaid dividends on the date fixed for redemption, unless such holders convert such shares in accordance with the Form of Certificate of Designations) notwithstanding the conversion thereof following such dividend payment record date and prior to such dividend payment date. However, shares of $1.50 Convertible Preferred Stock surrendered for conversion during the period between the close of business on any dividend





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
payment record date and the opening of business on the corresponding dividend payment date (except shares of $1.50 Convertible Preferred Stock called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the dividend payment with respect to such shares of $1.50 Convertible Preferred Stock presented for conversion on such dividend payment date. A holder of shares of $1.50 Convertible Preferred Stock on a dividend payment record date who (or whose transferee) surrenders any such shares for conversion into shares of Common Stock on the corresponding dividend payment date will receive the dividend payable by the Company on such shares of $1.50 Convertible Preferred Stock on such date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of $1.50 Convertible Preferred Stock for conversion on the dividend payment date. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares of $1.50 Convertible Preferred Stock or for dividends on the shares of Common Stock issued upon such conversion.

         Right of Redemption of the Company. Shares of $1.50 Convertible Preferred Stock are not redeemable prior to December 31, 1996. Shares of $1.50 Convertible Preferred Stock are otherwise redeemable at the option of the Company, in whole or in part, at any time or from time to time, out of funds legally available therefor, on or after December 31, 1996, on not less than 30 nor more than 60 days' notice by first-class mail, at the redemption prices per share of $1.50 Convertible Preferred Stock set forth below during the 12-month periods beginning on December 31 of the years shown below, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Redemption Price").

YEAR                             PRICE PER SHARE       YEAR                                 PRICE PER SHARE
----                             ---------------       ----                                 ---------------
1996  . . . . . . . . . . . . .        $26.05          2000   . . . . . . . . . . . . . . .        $25.45
1997  . . . . . . . . . . . . .         25.90          2001   . . . . . . . . . . . . . . .         25.30
1998  . . . . . . . . . . . . .         25.75          2002   . . . . . . . . . . . . . . .         25.15
1999  . . . . . . . . . . . . .         25.60          2003 and thereafter  . . . . . . . .         25.00

         If fewer than all of the outstanding shares of $1.50 Convertible Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Board of Directors of the Company in its sole discretion. There is no mandatory redemption or sinking fund obligation with respect to the $1.50 Convertible Preferred Stock. In the event that the Company has failed to pay accrued and unpaid dividends on the $1.50 Convertible Preferred Stock, it may not redeem less than all of the then outstanding shares of the $1.50 Convertible Preferred Stock until all such accrued and unpaid dividends and the then current quarterly dividends have been paid in full. After the date fixed for redemption, unless the Company is in default in providing money for the payment of the Redemption Price, dividends shall cease to accrue on the $1.50 Convertible Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as stockholders of the Company shall cease, except the right to receive the moneys payable upon such redemption, without interest thereon, upon surrender of the certificates evidencing such shares.





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
         Voting Rights. The holders of the $1.50 Convertible Preferred Stock have no voting rights, except as described below or as required by law. In exercising any such vote, each outstanding share of $1.50 Convertible Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

         Whenever dividends on the $1.50 Convertible Preferred Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the holders of the $1.50 Convertible Preferred Stock (voting separately as a class with the holders of any stock ranking on a parity as to dividends with the $1.50 Convertible Preferred Stock on which like voting rights have been conferred and are exercisable) will be entitled to elect two directors to the Board of Directors either by written consent or at any meeting of stockholders of the Company at which directors are to be elected held during the period such dividends remain in arrears. Such voting rights will terminate when all such dividends accrued and in default have been paid in full or declared and funds set apart for payment in full.
The term of office of all directors so elected will terminate immediately upon such payment or setting apart for payment.

         In addition, without the affirmative vote or consent of the holders of at least 66 2/3 percent of shares of the $1.50 Convertible Preferred Stock then outstanding, voting separately as a class, the Company may not (i) authorize, create, issue or increase the authorized number of shares of any class or classes or series of stock, or any security convertible into stock of such class or series, ranking prior to the $1.50 Convertible Preferred Stock either as to dividends or upon liquidation, dissolution or winding up of the Company,
(ii) amend, alter or repeal (whether by merger, consolidation or otherwise) any of the provisions of the Certificate of Incorporation (including the Certificate of Designations) of the Company so as to affect adversely any right, preference, privilege or voting power of the $1.50 Convertible Preferred Stock or the holders thereof or (iii) authorize any reclassification of the $1.50 Convertible Preferred Stock. Without the affirmative vote or consent of holders of at least 50 percent of the shares of $1.50 Convertible Preferred Stock then outstanding, the Company may not increase the amount of authorized $1.50 Convertible Preferred Stock or create additional classes of stock or issue series of capital stock ranking on a parity with the $1.50 Convertible Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution and winding up of the Company. However, the Company may increase the amount of authorized preferred stock or create additional classes of stock or issue series of capital stock ranking junior to the $1.50 Convertible Preferred Stock with respect to the payment of dividends and upon liquidation, dissolution and winding up of the Company without the consent of any holder of $1.50 Convertible Preferred Stock.

         Special Conversion Rights. The $1.50 Convertible Preferred Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company or the market for the Common Stock. The purpose of the special conversion right is to provide (subject to certain exceptions) partial loss protection upon the occurrence of a Change of Control or a Fundamental Change (each as defined below) at a time when the Market Value (as defined below) of the Common Stock issuable upon conversion by a holder at the prevailing conversion price is less than the amount to which the holder would be entitled upon redemption. In such situations, the special conversion right would, for a limited period, reduce the then prevailing conversion price to the higher of the Market Value of the Common Stock or a minimum conversion price of $6.53 per share of Common Stock, subject to certain adjustments (and increase the equivalent conversion ratio accordingly). Consequently, to the extent that the Market Value of the Common Stock is less than the minimum conversion price, a holder will have a lesser degree of protection from loss upon exercise of a special conversion right.

         The special conversion right is intended to provide limited loss protection to investors in certain circumstances, while not giving holders a veto power over significant transactions affecting ownership or control of the Company. Although the special conversion right may render more costly or otherwise inhibit certain proposed transactions, its purpose is not to inhibit or discourage takeovers or other business combinations.

         Each holder of the $1.50 Convertible Preferred Stock will be entitled to a special conversion right if a Change of Control or Fundamental Change occurs. A Change of Control will occur if a person or group acquires more than 55 percent of the Common Stock. A Fundamental Change is, generally, a sale of all or substantially all the Company's assets or a transaction in which at least 55 percent of the Common Stock is transferred for, or is converted into, any other asset. However, if the majority of the value of the consideration received in a transaction by holders of Common Stock is Marketable Stock (as defined below) or if the holders of Common Stock hold a majority of the Voting Stock (as defined below) of the Company's successor, the transaction will not be a Fundamental Change, and holders of the $1.50 Convertible Preferred Stock will not have special conversion rights as the result of that transaction.

         A special conversion right will permit a holder of $1.50 Convertible Preferred Stock, at the holder's option during the 30-day period described in the following paragraph, to convert all, but not less than all, the holder's $1.50 Convertible Preferred Stock at a conversion price equal to the Special Conversion Price, as defined below. A holder exercising a special conversion right will receive Common Stock if a Change of Control occurs and, if a Fundamental Change occurs, will receive the same consideration received for the number of shares of Common Stock into which the holder's $1.50 Convertible Preferred Stock would have been convertible at the Special Conversion Price.
In either case, however, the Company or its successor may, at its option, elect to pay to the holder cash equal to the Market Value of the number of shares of Common Stock into which the holder's $1.50 Convertible Preferred Stock is convertible at the Special Conversion Price.

         The Company will mail to each registered holder of $1.50 Convertible Preferred Stock a notice setting forth details of any special conversion right occasioned by a Change of Control or Fundamental Change within 30 days after the event occurs. A special conversion right may be exercised only within the 30-day period after the notice is mailed and will expire at the end of that period. Exercise of a special conversion right, to the extent permitted by law, is irrevocable, and all $1.50 Convertible Preferred Stock surrendered for conversion will be converted at the end of the 30-day period mentioned in the preceding sentence. The Company, in taking any action in connection with any Change of Control, Fundamental Change or related special conversion right, will undertake to comply with all applicable federal securities regulations including, to the extent applicable, Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934 (the "Exchange Act").

         The $1.50 Convertible Preferred Stock that is not converted pursuant to a special conversion right will continue to be convertible pursuant to the general conversion rights described under the caption "Conversion Rights" above.





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
         The special conversion right is not intended to, and does not, protect holders of $1.50 Convertible Preferred Stock in all circumstances that might affect ownership or control of the Company or the market for the Common Stock or that might otherwise adversely affect the value of an investment in the $1.50 Convertible Preferred Stock. The ability to control the Company may be obtained by a person even if that person does not, as is required to constitute a Change of Control, acquire 55 percent of the Company's voting stock. The Company and the market for the Common Stock may be affected by various transactions that do not constitute a Fundamental Change. In particular, transactions involving the transfer or conversion of less than 55 percent of the Common Stock may have a significant effect on the Company and the market for the Common Stock, as could transactions in which holders of Common Stock receive primarily Marketable Stock or continue to own a majority of the Voting Stock of the successor to the Company. In addition, if the special conversion right does arise as the result of a Fundamental Change, the special conversion right will allow a holder exercising a special conversion right to receive the same type of consideration received by the holders of Common Stock and, thus, the degree of protection afforded by the special conversion right may be affected by the type of consideration received.

         As used herein, a "Change of Control" with respect to the Company shall be deemed to have occurred at the first time after the first issuance of any $1.50 Convertible Preferred Stock that any person (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act), including a group (within the meaning of Rule 13d-5 under the Exchange Act), together with any of its Affiliates or Associates (as defined below), files or becomes obligated to file a report (or any amendment or supplement thereto) on Schedule 13D or 14D-1 pursuant to the Exchange Act disclosing that such person has become the beneficial owner of either (i) more than 55 percent of the shares of Common Stock then outstanding or (ii) securities representing more than 55 percent of the combined voting power of the Voting Stock (as defined below) then outstanding; provided that a Change of Control will not be deemed to have occurred with respect to any transaction that constitutes a Fundamental Change. An "Affiliate" of a specified person is a person that directly or indirectly controls, or is controlled by or is under common control with, the person specified. An "Associate" of a person means (a) any corporation or organization, other than the Company or any subsidiary of the Company, of which the person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (b) any trust or estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity and (c) any relative or spouse of the person, or any relative of the spouse, who has the same home as the person or who is a director or officer of the person or any of its parents or subsidiaries. As used herein, a person shall be deemed to have "beneficial ownership" with respect to, and shall be deemed to "beneficially own," any securities of the Company in accordance with Section 13 of the Exchange Act and the rules and regulations (including Rule 13d-3, Rule 13d-5 and any successor rules) promulgated by the Securities and Exchange Commission (the "Commission") thereunder; provided that a person shall be deemed to have beneficial ownership of all securities that any such person has a right to acquire whether such right is exercisable immediately or only after the passage of time and without regard to the 60-day limitation referred to in Rule 13d-3.

         As used herein, a "Fundamental Change" with respect to the Company means (i) the occurrence of any transaction or event in connection with which 55 percent or more of the outstanding Common Stock is exchanged for, converted into, acquired for or constitutes solely the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification,





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
recapitalization or otherwise) or (ii) the conveyance, sale, lease, assignment, transfer or other disposal of all or substantially all of the Company's property, business or assets; provided, however, that a Fundamental Change will not be deemed to have occurred with respect to either of the following transactions or events: (a) any transaction or event in which more than 50 percent (by value as determined in good faith by the Board of Directors) of the consideration received by holders of Common Stock consists of Marketable Stock (as defined below) or (b) any consolidation or merger of the Company in which the holders of Common Stock immediately prior to such transaction own, directly or indirectly, (1) 50 percent or more of the common stock of the sole surviving corporation (or of the ultimate parent of such sole surviving corporation) outstanding at the time immediately after such consolidation or merger and (2) securities representing 50 percent or more of the combined voting power of the surviving corporation's Voting Stock (or of the Voting Stock of the ultimate parent of such surviving corporation) outstanding at such time. There is no established meaning of what constitutes a sale of "all or substantially all" of a company's property, business or assets. This uncertainty may make it difficult for a holder to determine whether or not a "Fundamental Change" has occurred, and thus, whether he is entitled to a special conversion right respecting the shares of $1.50 Convertible Preferred Stock held by him.

         As used herein, "Voting Stock" means, with respect to any person, capital stock of such person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         As used herein, "Special Conversion Price" means (i) the higher of (a) the Market Value of the Common Stock or (b) $6.53 per share (which amount will, each time the conversion price is adjusted, be adjusted so that the ratio of such amount to the conversion price, after giving effect to any such adjustment, shall always be the same as the ratio of $6.53 to the initial conversion price, without giving effect to any such adjustment) multiplied by
(ii) a ratio the numerator of which is $25.00 and the denominator of which is the Redemption Price (or, if prior to the date on which the Company may begin to redeem the $1.50 Convertible Preferred Stock, the Redemption Price applicable commencing on such date).

         As used herein, "Market Value" of the Common Stock or any other Marketable Stock is the average of the last reported sales prices of the Common Stock or such other Marketable Stock, as the case may be, for the five trading days ending on the last trading day preceding the date of the Fundamental Change or Change of Control; provided, however, that if the Marketable Stock is not traded on any national securities exchange or similar quotation system as described in the definition of "Marketable Stock" during such period, then the Market Value of such Marketable Stock is the average of the last reported sales prices per share of such Marketable Stock during the first five trading days commencing with the first day after the date on which such Marketable Stock was first distributed to the general public and traded on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States.

         As used herein, the term "Marketable Stock" means Common Stock or common stock of any corporation that is the successor to all or substantially all of the business or assets of the Company as a result of a Fundamental Change or of the ultimate parent of such successor, which is (or will, upon distribution thereof, be) listed or quoted on the New York Stock Exchange, the





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
American Stock Exchange, the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States.

RESTRICTIONS ON DIVIDENDS

         Senior Note Indenture. Certain provisions of the indenture (the "Senior Note Indenture") governing the Company's outstanding 9 1/4% Senior Notes Due 2003 (the "Senior Notes") restrict the Company's ability to pay cash dividends on Common Stock and $1.50 Convertible Preferred Stock. Under the Senior Note Indenture, the Company may not make certain Restricted Payments (as defined in the Senior Note Indenture), including dividends and other payments with respect to Common Stock and $1.50 Convertible Preferred Stock, if (i) a default under the Senior Note Indenture is continuing or would result from such Restricted Payment; (ii) for the 12-month period ending on the last day of the Company's most recently completed fiscal quarter, the Company's consolidated interest coverage ratio was less than (A) 2.0:1, for any such payment occurring on or prior to December 31, 1995, or (B) 2.5:1, for any such payment occurring on or after January 1, 1996; or (iii) after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments since October 7, 1993, the date of issuance of the Senior Notes, exceeds the sum (such sum, the "Restricted Payment Basket") of (A) 50 percent of the Aggregate Consolidated Net Income (as defined in the Senior Note Indenture) of the Company (or if such consolidated net income is a deficit, minus 100 percent of such deficit) accrued during the period beginning on October 1, 1993 and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment; (B) the aggregate net cash proceeds received by the Company from the issuance or sale of certain capital stock of the Company subsequent to October 7, 1993 and the liability (expressed as a positive number) of any indebtedness of the Company, or the carrying value of any redeemable stock of the Company (including the $1.50 Convertible Preferred Stock), which has been converted into shares of Common Stock subsequent to October 7, 1993; and (C) $10,000,000.

         The payment of dividends on the $1.50 Convertible Preferred Stock constitutes Restricted Payments for all purposes of the Senior Note Indenture and, accordingly, is subject to the Restricted Payment Basket. To the extent that the payment of dividends on Common Stock, if any were to be made, or the payment of accrued dividends on the $1.50 Convertible Preferred Stock would result in the aggregate amount of all Restricted Payments made by the Company exceeding the Restricted Payment Basket, and during such times that the aggregate amount of all Restricted Payments exceeds the Restricted Payment Basket, such dividend payments on Common Stock and $1.50 Convertible Preferred Stock will be prohibited under the provisions of the Senior Note Indenture.

         Credit Agreement. On June 16, 1994, the Company entered into a credit agreement (the "Credit Agreement") with two banks providing for a $25 million revolving line of credit. Certain provisions of the Credit Agreement restrict the Company's ability to pay cash dividends on Common Stock and $1.50 Convertible Preferred Stock. Under the Credit Agreement, the Company may not make certain Restricted Payments (as defined in the Credit Agreement), including dividends and other payments with respect to Common Stock and $1.50 Convertible Preferred Stock, if (i) a default under the Credit Agreement is continuing or would result from such Restricted Payment; (ii) the Company's tangible net worth is less than the sum of (A) $280,000,000, plus (B) 50 percent of any positive net income of the Company computed on a cumulative basis for the period beginning April 30, 1994 and ending on the last day of the fiscal quarter immediately preceding the date of any determination, with no negative adjustment to be made in the event net income is a deficit figure for any fiscal period, plus
(C) 85 percent of the aggregate amount of net non-cash proceeds, and 100 percent of net cash proceeds, to the Company from the issuance or sale after April 30, 1994, and determined as of the last day of each fiscal quarter subsequent to March 31, 1994, of (x) shares of Common Stock or warrants, rights or options to purchase or acquire Common Stock and (y) shares of preferred stock of the Company, provided that such 85 percent rate will increase to 100 percent at such time as the aggregate of all net non-cash proceeds from the sale by the Company of Common Stock, or warrants, rights or options to purchase or acquire Common Stock, exceeds $300,000,000; or (iii) the Company's debt to capital ratio exceeds 0.35:1.

FOREIGN OWNERSHIP

         The Certificate of Incorporation contains provisions that limit foreign ownership of the stock of the Company. These provisions are to protect the ability of the Company to continue to own its mobile offshore drilling units as U.S. flag vessels and to comply with covenants of the Company to maintain U.S. citizenship (as defined) that are contained in certain financing agreements.

         In order to continue to enjoy the benefits of U.S. flag registry for its vessels, the Company must maintain "United States citizenship" as defined in the Shipping Act, 1916, as amended (the "Shipping Act"). A corporation is not considered a U.S. citizen for these purposes unless, among other things, the controlling interest therein (a majority in the case of non-coastwise trade) is owned by U.S. citizens. Under regulations adopted by the U.S. Maritime Administration to implement the citizenship requirements, the "controlling interest" test is applied to each class of stock of the Company. The Common Stock and the Company's preferred stock (combining all series of preferred stock) are considered to be separate classes of stock for this purpose.

         Under the provisions of the Certificate of Incorporation, (i) any transfer, or attempted or purported transfer, of any shares of stock of the Company that would result in the ownership or control by one or more persons who is not a U.S. citizen for purposes of the Shipping Act of an aggregate percentage of the shares of any class of stock in excess of a fixed percentage (the "Permitted Percentage") that is equal to 90 percent of the percentage that would prevent the Company from being a U.S. citizen (currently 50 percent) for purposes of the Shipping Act, will, for so long as such excess shall exist, be void and ineffective as against the Company, and (ii) if at any time ownership of shares of stock of the Company (either of record or beneficial) by persons other than U.S. citizens exceeds the Permitted Percentage, the Company may withhold payment of dividends on such shares determined to be in excess of the Permitted Percentage and may suspend voting rights attributable to such shares. The shares subject to any such withholding of dividends or suspension of voting rights would be those foreign-owned shares that the Board of Directors of the Company determines became so owned most recently. The Permitted Percentage is currently 45 percent.

CERTAIN CORPORATE GOVERNANCE PROVISIONS

         Stockholder Consent Action Prohibited. The Certificate of Incorporation and Bylaws of the Company require that, subject to the possible rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, stockholder action be taken only at an annual meeting or at a special meeting of stockholders called by the Chairman of the Board or the President of the Company or by a majority of the entire Board of Directors of the Company, and prohibit stockholder action by written consent in lieu of a meeting. Stockholders are not permitted to call a special meeting of stockholders or to require that the Board of Directors of the Company call such a special meeting.

         Classified Board and Other Provisions. The Certificate of Incorporation and Bylaws of the Company provide that, subject to the possible rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, the Board of Directors of the Company will be composed of not less than three directors, with the exact number of directors fixed from time to time by resolution adopted by vote of a majority of the entire Board of Directors, and is divided into three classes of directors, each class to be as nearly equal in number as possible. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of stockholders for a full three-year term.

         The Certificate of Incorporation and Bylaws of the Company provide that a director may be removed only for cause as defined in the Certificate of Incorporation, and only by the affirmative vote of the holders of a majority of the combined voting power of the Voting Stock.

         The Certificate of Incorporation provides that, subject to the possible rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, a vacancy on the Board resulting from any increase in the number of directors may be filled by the Board or in the manner provided in the Bylaws of the Company, that any other vacancy shall be filled only by an affirmative vote of a majority of directors remaining in office, even though less than a quorum, and that the newly-elected director shall serve for the unexpired term of his predecessor in office. The Bylaws provide that if any vacancy resulting from an increase in the number of directors is not filled by the remaining directors it will be filled by the stockholders of the Company at the next annual meeting or at a special meeting of stockholders called for that purpose.

         An anti-takeover effect is accomplished by these provisions in that they tend to preclude a third party from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies created by removal with its own nominees unless such third party controls at least 80 percent of the combined voting power of the Voting Stock (the ownership level required to amend the Certificate Incorporation and Bylaws in this respect). Under these provisions, together with the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board.

         Fair Price Provision. The affirmative vote of the holders of at least 80 percent of the combined voting power of the Voting Stock is required to approve certain Business Combinations (as such term is defined in the Certificate of Incorporation). The transactions included in the definition of Business Combination are those between the Company and an Interested Stockholder (as defined below) or, in certain instances, proposed by an Interested Stockholder and include: (a) a merger or consolidation of the Company, or any subsidiary having assets of $1,000,000 or more, with any Interested Stockholder or with any other corporation or entity that is, or after such merger or consolidation would be, an affiliate or associate of an Interested Stockholder; (b) the sale or other disposition by the Company, or a subsidiary, of assets of $1,000,000 or more if an Interested Stockholder (or an affiliate or associate thereof) is a party to the transaction; (c) the issuance or transfer of any securities of the Company, or a subsidiary, to an Interested Stockholder (or an affiliate or associate thereof) in exchange for cash, securities or other property

(or a combination thereof) of $1,000,000 or more; (d) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder (or an affiliate or associate thereof); (e) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares (or securities convertible into shares) of any class or series of stock of the Company or a subsidiary owned by an Interested Stockholder (or an affiliate or associate thereof); (f) any series or combination of transactions directly or indirectly having the same effect as any of the foregoing; or (g) any contract, agreement or other arrangement providing directly or indirectly for any of the foregoing. An "Interested Stockholder" is defined in the Certificate of Incorporation to include a beneficial owner of five percent or more of the combined voting power of the Voting Stock, other than the Company, and any affiliate of the Company who, at any time during the preceding two years, was the beneficial owner of five percent or more of the combined voting power of the Voting Stock and includes any person who is an assignee of or has succeeded to any shares of Voting Stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by an Interested Stockholder. The term "beneficial owner" includes persons directly and indirectly owning or having the right to acquire or vote the stock in question.

         The provisions of the Certificate of Incorporation of the Company described in the preceding paragraph may have the effect of delaying, deterring or preventing a change in control of the Company. The special vote requirement of such provisions may be waived if the Business Combination is duly approved by a majority of the Disinterested Directors (as such term is defined in the Certificate of Incorporation) or if certain minimum price criteria and procedural requirements are met. There is no requirement that a Business Combination duly approved by the Disinterested Directors meet any minimum price criteria or procedural requirements.

         Alteration or Amendment. The approval of the holders of 80 percent or more of the combined voting power of the Voting Stock is required for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with, the foregoing corporate governance provisions as stated in the Certificate of Incorporation. In addition, the affirmative vote of a majority of the entire Board may authorize the alteration, amendment or repeal of the Bylaws of the Company.

         Elimination of Certain Director Liability; Indemnification. The Certificate of Incorporation contains an article, which was approved by stockholders at the 1987 annual meeting of stockholders, that eliminates the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty, to the extent permitted by the DGCL. This article eliminates the liability of each director to the Company or its stockholders for all claims for negligence or gross negligence in the performance of his duties other than the duty of loyalty. Directors remain liable to the Company and its stockholders for breaches of their duty of loyalty, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, and for transactions from which a director derives improper personal benefit. The article does not limit the liability of directors under Section 174 of the DGCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

         The Certificate of Incorporation and the Bylaws of the Company contain provisions providing for the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the DGCL, including in circumstances in which indemnification is otherwise discretionary.

         The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

         The Delaware Business Combination Act.  The Company is covered by
Section 203 of the DGCL which provides that a corporation shall not engage in any business combination with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of such transaction, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time (excluding, from the calculation of outstanding shares, shares beneficially owned by management, directors and certain employee stock plans), or (3) on or after such date, the business combination is (i) approved by the board of directors and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock other than the interested stockholder.


ITEM 2.  EXHIBITS.

         In accordance with the Instructions as to Exhibits of Form 8-A, the following exhibits are not filed with, or incorporated by reference in, copies of this Registration Statement filed with the Securities and Exchange Commission, but are filed with each copy of this Registration Statement filed with the New York Stock Exchange, Inc.:

         1. Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         2. Proxy statement of the Registrant for the annual meeting of stockholders held on April 27, 1995.

         3. Certificate of Incorporation of the Registrant, as amended (including the Certificate of Designations for the $1.50 Convertible Preferred Stock), and composite copy of the Bylaws of the Registrant as currently in effect.

         4. Specimens of Common Stock certificate and $1.50 Convertible Preferred Stock certificate.

         5. Registrant's Annual Report to Stockholders for 1994, including therein the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  NOBLE DRILLING CORPORATION



Date:  March 14, 1996             By:     /s/ Byron L. Welliver
                                       --------------------------------------
                                       Byron L. Welliver,
                                       Senior Vice President - Finance,
                                        Treasurer and Controller